November 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Larkspur Health Acquisition Corp. Registration Statement on Form S-4, as amended
File No. 333-266838

Ladies and Gentlemen:

Larkspur Health Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. EST on November 14, 2022, or as soon thereafter as practicable.

Please contact Matt Mamak of Alston & Bird LLP, the Company’s counsel, at (212) 210-1256, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Larkspur Health Acquisition Corp.

By:	/s/ Daniel J. O’Connor
Name:	Daniel J. O’Connor
Title:	Chief Executive Officer